--------------------------------------------------------------------------------


SC 13G/A 1 d709724dsc13ga.htm SC 13G/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED  IN STATEMENTS FILED PURSUANT TO 240. 13d-1b,
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 240. 13d 2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2*
Tyme Technologies, Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
90238J103
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 Rule 13d-1(b)
 Rule 13d-1(c)
X Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containin information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 90238J103	13G	Page  2 of  5  Pages

1  NAME OF REPORTING PERSON

Michael Demurjian

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)  	(b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH


5   SOLE VOTING POWER 24,070,521


6   SHARED VOTING POWER 0


7   SOLE DISPOSITIVE POWER 24,070,521


8   SHARED DISPOSITIVE POWER 0


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   24,070,521

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
19.9% based on 123,311,726 common shares outstanding as of January 28, 2020. Includes 472,222 shares of common stock for which this holder possesses sole voting power, but which are subject to a currently exercisable (non-Company) option through which a third-party may acquire certain shares. Additionally, Mr. Demurjian and Mr.Steve Hoffman, the two co-founders of Tyme Technologies, Inc., have agreed to vote together on certain matters submitted for a stockholder vote.

12 TYPE OF REPORTING PERSON (see instructions)

IN


CUSIP NO. 90238J103	13G	Page  3 of  5  Pages

Item 1.

(a)	Name of Issuer.
Tyme Technologies, Inc.

(b)	Address of Issuers Principal Executive Offices.
17 State Street 7th Floor
New York, NY 10004


Item 2.

(a)	Name of Person Filing.
Michael Demurjian

(b)	Address of Principal Business Office or, if none, Residence.
157 Broad Street Suite 304
Red Bank, New Jersey 07701


(c)	Citizenship.
United States

(d)	Title of Class of Securities.
Common Shares

(e)	CUSIP Number.
90238J103


Item 3.	If this statement is filed pursuant to 240. 13d-1b, or 240.
13d-2(b) or (c), check whether the person filing is a: Not applicable.


CUSIP NO. 90238J103	13G	Page  4 of  5  Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned. 24,070,521
(b)	Percent of Class.
19.9% based on 123,311,726 common shares outstanding as of January 28, 2020. Includes 472,222 shares of common stock for which this holder possesses sole voting power, but which are subject to a currently exercisable (non-Company) option through which a third-party may acquire certain shares. Additionally, Mr. Demurjian and Mr.Steve Hoffman, the two co-founders of Tyme Technologies, Inc., have agreed to vote together on certain matters submitted for a stockholder vote.


(c)	Number of shares as to which such person has:

(i) 	sole power to vote or to direct the vote: 24,070,521

(ii)    shared power to vote or to direct the vote: 0

(iii)   sole power to dispose or to direct the disposition of:24,070,521

(iv)   shared power to dispose or to direct the disposition of: 0


Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.


Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.


Item 7.	Identification  and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.


Item 8.	Identification  and Classification of Members of the Group.
Not applicable.


CUSIP NO. 90238J103	13G	Page  5 of  5  Pages

Item 9.	Notice of Dissolution of Group.
Not applicable.


Item 10.	Certifications.
Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020


/s/ Leslie A. Schmidt, Attorney-in-Fact
Leslie A. Schmidt, Attorney-in-Fact